ASSIGNMENT AGREEMENT

This Assignment Agreenlent ("Agreement") is made effective this 3 1" day of January, 2007.

BETWEEN:

PELANGIO MINES INC.
a corporation existing under the laws of the Province of Alberta,

(hereinafter called "Pelangio")

AND :

DETOUR GOLD CORPORATION
a corporation existing under the laws of Canada,

(hereinafter called "Detour")

AND:

TRADE WINDS VENTURES INC.
a corporation existing under the laws of British Columbia,

(hereinafter called "Trade Winds")

WHEREAS

A. Pelangio holds an interest in certain mineral properties in the Detour Lake area of Ontario (the "Properties");

B. Pelangio and Trade Winds entered into a letter of intent dated as of the 18thday of September, 2003 (the "Trade Winds Agreement"), attached as Schedule "A" to this Agreement, whereby Pelangio granted an option to Trade Winds to earn a 50% interest in a certain portion of the Properties (the "Detour Lake Block A Property") as set out in the Trade Winds Agreement and attached as Schedule "B" to this Agreement;

C. Pelangio and Detour entered into an asset purchase agreement dated as of the 21'' day of August 2006 and amended as of the 21" day of September 2006, the 4"' day of October 2006, the sthday of January 2007 and the extension letter dated the 25'h day of January 2007 (the "Asset Purchase Agreement") whereby Pelangio is transferring certain properties in the Detour Lake and Massicotte areas to Detour upon the fulfilment of certain conditions, including the completion of an initial public offering by Detour;

D. Pelangio has the right to assign all or part of its interest in and to, and obligations under the Trade Winds Agreement;

E. Pelangio wishes to assign to Detour and Detour wishes to acquire Pelangio's interest in and to and the obligations under the Trade Winds Agreement; and

F. Trade Winds is a party hereto solely for the purpose of acknowledging the assignment and replacement of Pelangio with Detour in place and stead of Pelangio.

NOW THEREFORE, in consideration of the mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties covenant and agree as follows:

ARTICLE 1
ASSIGNMENT

1.1 As of and from the effective date of this Agreement, and subject to the terms of the Asset Purchase Agreement, Pelangio hereby transfers, assigns and conveys to Detour all of Pelangio's right, title and interest in, to and under the Trade Winds Agreement and all benefits and advantages to be derived therefrom. For the purposes of clarity, the foregoing assignment includes the transfer and assignment to Detour of Pelangio's right pursuant to section 4(a) of the Trade Winds Agreement to form a joint venture with Trade Winds for the exploration and development of the Detour Lake Block A Property.

1.2 Detour hereby accepts the assignment by Pelangio of all of its right, title and interest in, to and under the Trade Winds Agreement and assumes and agrees to perform, fblfill, satisfy and discharge all of the covenants, obligations and liabilities of Pelangio in, to and under the Trade Winds Agreement arising on or after the effective date of this Agreement and to be bound by all of the terms and conditions of the Trade Winds Agreement as if an original party thereto as of and from the effective date of this Agreement.

1.3 Detour acknowledges that the Detour Lake Block A Property is subject to a net smelter royalty of 1% payable to GoldCorp Canada Ltd. (formerly, Placer Dome (CLA) Limited) that may be purchased by Detour for CDNSI million and a 2% net smelter royalty payable to Newmont Mining Corporation of Canada Limited.

ARTICLE 2
FURTHER ASSURANCES

2.1 Each party hereto agrees that it will from time to time and at all times hereafter, upon every reasonable request in writing of any other party hereto and such party's successors and assigns, take such action or cause to be taken such action and execute and deliver or cause to be executed and delivered such doculnents as may be required, acting reasonably, and are within its power to be done or executed in order to give full effect to the provisions of this Agreement.

ARTICLE 3
CONSENT

3.1 Trade Winds hereby consents, acknowledges and agrees to Pelangio's assi,onment to Detour of all of Pelangio's right, title and interest in, to and under the Trade Winds Agreement, and Detour's assumption of all of Pelangio's covenants, obligations and liabilities in, to and under the Trade Winds Agreement arising on or after the effective date of this Agreement and accepts Detour as a party to the Trade Winds Agreement, in place and stead of Pelangio, froin and after the effective date of this Agreement.

3.2 For the purpose of clarity, Trade Winds does not release Pelangio from any of Pelangio's covenants, obligations and liabilities which arose under or in respect of the Trade Winds Agreement before the effective date of this Agreement and Pelangio does not release Trade Winds from any of Trade Winds' covenants, obligations and liabilities which arose under or in respect of the Trade Winds Agreement before the effective date of this Agreement.

ARTICLE 4
GOVERNING LAW

4.1 The provisions hereof shall be governed by and construed in accordance wit11 the laws of the Province of Ontario and federal laws of Canada applicable therein.

ARTICLE 5
SUCCESSION

5.1 This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successor and assigns.

[The rest of this page has been intentionally left blank.]

[Signature page follows.]

ARTICLE 6
MISCELLANEOUS

6.1 The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision hereof and ally such invalid or unenforceable provision will be deemed to be severable.

6.2 This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

SCHEDULE "A"

TRADE WINDS AGREEMENT

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TRADE WINDS VENTURES INC.

Suite 100, 1220 Eastview Road, North Vancouver, BC V7J 1L6

September 18, 2003

PELANGIO MINES INC.
539 Moorelands Crescent
Milton, Ontario L9T 4B2

ATTENTION: Ingrid Hibbard, President

LETTER OF INTENT

Dear Ms. Hibbard:

RE: Option to earn an undivided 50% interest in Pelangio's interest in Block A of the Detour Lake Property situated in the West of Sunday Lake Area, Porcupine Mining Division, in the Province of Ontario

Further to our recent negotiations regarding the above referenced matter, this Letter of Intent will serve to confirm the principal elements of the Agreement achieved between us.

1. **Option**:

Trade Winds shall have the option to earn an undivided 50% interest in Pelangio's interest in the Detour Lake Property, comprising a group of certain leased and unpatented claims situated in the West of Sunday Lake Area, Porcupine Mining Division in the District of Cochrane, Ontario, as depicted in the list of mineral claims, maps showing the location of mineral claims, and coordinates defining the boundaries that exclude the "QK" zone of the Detour Mine Property situated on the adjacent eastern boundary, all attached hereto as Schedule "A" (herein called the "Detour Lake Block A Property").

We understand, and we present this offer based upon our understanding, that Pelangio Mines Inc. holds a 100% undivided right, title and interest in all of the Detour Lake Block A Property free and clear of all encumbrances and subject to a maximum 3% net smelter royalties, as indicated in the attached Schedule "B".

2. **Terms of option:**

(a) Pelangio Mines Inc. (herein called "Pelangio") shall grant to Trade Winds Ventures Inc. (herein called "Trade Winds") the right to earn a 50% undivided proportionate interest in Pelangio's interest in the Detour Lake Block A Property in consideration of and upon the terms set out below.

(b) The Property Acquisition Filing following from this Letter of Intent (together with a current Property Report prepared pursuant to the requirements of NI 43-101 if required) shall be submitted for approval to the TSX Venture Exchange

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forthwith. The date that Trade Winds receives notification from the TSX Venture Exchange of the acceptance of the Property Acquisition Filing shall be called the "Effective Date".

(c) In order to acquire an undivided 50% interest in the Detour Lake Block A Property, Trade Winds shall:

(i) pay Pelangio a total of $250,000 in accordance with the following schedule:

a. $50,000 within five days of the Effective Date (firm commitment);
b. an additional $50,000 on or before April 30, 2004;
c. an additional $50,000 on or before December 31, 2004;
d. an additional $50,000 on or before December 31, 2005;
e. an additional $50,000 on or before December 31, 2006; and

(ii) issue Pelangio a total of 500,000 common shares in the capital stock of Trade Winds in accordance with the following schedule:

a. 100,000 common shares within five days of the Effective Date (firm commitment);
b. an additional 100,000 common shares on or before April 30, 2004;
c. an additional 100,000 common shares on or before December 31, 2004;
d. an additional 100,000 common shares on or before December 31, 2005;
e. an additional 100,000 common shares on or before December 31, 2006; and

(iii) incur a total of $7,500,000 (Seven Million Five Hundred Thousand Dollars) in exploration expenditures on the Detour Lake Block A Property in accordance with the following schedule:

a. $500,000 to be incurred on or before April 30, 2004;
b. an additional $1,500,000 to be incurred on or before December 31, 2004;
c. an additional $2,000,000 to be incurred on or before December 31, 2005;
d. an additional $2,000,000 to be incurred on or before December 31, 2006; and
e. an additional $1,500,000 to be incurred on or before December 31, 2007.

(d) The Option will terminate and Trade Winds will have no further interest in the Detour Lake Block A Property as follows:

i) at 4 p.m. (Toronto time) on the fifth day after the Effective Date if Pelangio has not received the amount of $50,000 by wire transfer, certified cheque or bank draft and a share certificate representing 100,000 common shares of Trade Winds;

ii) on April 30, 2004, if Pelangio has not received the additional amount of $50,000 by wire transfer, certified cheque or bank draft, and an additional share certificate representing 100,000 common shares of Trade Winds or if Trade Winds has not incurred $500,000 in exploration expenditures with such expenditures to be paid out of the funds held in a designated account of Trade Winds as set out in subsection 3(c) below;

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iii) on December 31, 2004 if Pelangio has not received the additional amount of $50,000 by wire transfer, certified cheque or bank draft, and a share certificate representing an additional 100,000 common shares of Trade Winds or if Trade Winds has not incurred an additional $1,500,000 in exploration expenditures;

iv) on December 31, 2005 if Pelangio has not received the additional amount of $50,000 by wire transfer, certified cheque or bank draft and a share certificate representing an additional 100,000 common shares of Trade Winds or if Trade Winds has not incurred an additional $2,000,000 in exploration expenditures;

v) on December 31, 2006 if Pelangio has not received the additional amount of $50,000 by wire transfer, certified cheque or bank draft and a share certificate representing an additional 100,000 common shares of Trade Winds or if Trade Winds has not incurred an additional $2,000,000 in exploration expenditures; or

vi) on December 31, 2007 if Trade Winds has not incurred an additional $1,500,000 in exploration expenditures.

(e) Trade Winds shall make firm payments to Pelangio of $50,000 and issue 100,000 common shares of Trade Winds (the "Option Payment Commitment") as outlined in subsections 2(c)(i)(a) and 2(c)(ii)(a). Should the Option terminate, Trade Winds shall continue to be liable for the Option Payment Commitment and if the Option terminates prior to April 30, 2004 Trade Winds shall be required to expend $500,000 exploration expenditure and it shall have no interest in the Detour Lake Block A Property by virtue of its failure to meet its commitments within the required time. All of the other obligations set out in section 2(c) are optional and should Trade Winds elect to continue with the Option, it shall make further payments to Pelangio of $200,000, issue 400,000 common shares of Trade Winds and expend a further $7,000,000 on exploration and development work on the Detour Lake Block A Property as outlined above. At the end of the Option Period, Trade Winds shall have paid to Pelangio a total of $250,000, issued 500,000 common shares of Trade Winds (the "Total Option Payment") and expended $7,500,000 of exploration and development work upon the Detour Lake Block A Property, at which time Trade Winds shall have earned a 50% undivided interest in Pelangio's interest in the Detour Lake Block A Property.

(f) Upon Trade Winds having exercised the Option and earned a 50% undivided legal and beneficial interest, Pelangio shall execute and deliver to Trade Winds such Transfer of Mining Claims as shall be effective to transfer and convey to Trade Winds a 50% undivided legal and beneficial interest in Pelangio's interest in the Detour Lake Block A Property which Trade Winds shall be entitled to register in the office of the Mining Recorder.

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3. **Operatorship:**

(a) Trade Winds shall act as Operator during the Option Period and shall be responsible for all work permits, environmental compliance, payment of contractors, insurance and other matters relating to work carried out on the Property and shall indemnify and save harmless Pelangio against any problems or liability with respect to such matters. All work done by Trade Winds on the Property shall be done in accordance with good mining practice and in compliance with the applicable laws of Ontario.

(b) During the Option Period, Trade Winds shall provide to and review its exploration and development plans with Pelangio and Pelangio shall be provided an opportunity to comment and provide input with respect to prospective exploration and development programs. Decisions regarding exploration and development of the Detour Lake Block A Property shall be determined by a three person committee, including one director or officer from each company and a third member agreed to by both parties from time to time (the "Management Committee").

(c) Trade Winds shall set up a bank account designated for exploration expenditures on the Detour Lake Block A Property and the sum of $500,000 (or any part thereof) shall be released from this account upon approval by the Management Committee of an exploration and development plan for the use of said funds.

(d) Trade Winds as Operator may charge up to 12.5% for management fees. All GST Input Tax Credits for monies expended during the exploration phases of this contract shall be for the account of Trade Winds.

4. **Joint Venture:**

(a) In the event that Trade Winds exercises the Option by paying Pelangio a total of $250,000, issuing Pelangio a total of 500,000 common shares and incurring a total of $7,500,000 of exploration expenditures as required above, a Joint Venture will be formed for the further exploration and development of the Property. Under the Joint Venture each party shall have the right to participate in the Joint Venture and the corresponding obligation to fund further exploration and development of the Property (the "Participating Interest"). The Participating Interest, at the time of the formation of the Joint Venture shall be:

Trade Winds:	50%, and
Pelangio:	50%

The parties' deemed expenditures upon formation of the Joint Venture shall be as follows:

Trade Winds:	$7,500,000
Pelangio:	$7,500,000

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(b) The formal Option and Joint Venture Agreement shall include the following terms:

(i) decisions regarding further exploration and development of the Detour Lake Block A Property will be determined by a three person Management Committee, including one director or officer from each company and a third member agreed to by both parties;

(ii) exploration and development budgets will be determined and signed off by the Management Committee, at which time both parties then have one hundred and twenty (120) days to provide funds toward the project or be diluted;

(iii) if one party declines or fails to provide all or part of its required funding (based upon its then proportionate legal and beneficial interest), the other party can increase its funding to the amount budgeted;

(iv) upon formation of the Joint Venture, Trade Winds shall continue to be the Operator of the Joint Venture so long as it maintains at least a 50% Participating Interest, provided that, upon completion of a bankable feasibility study and in the event that Pelangio has at least a 50% Participating Interest, Pelangio shall have the option, but not the obligation to assume Operatorship;

(v) standard dilution will apply to the Joint Venture as follows:

$$\text{Participating Interest of a Party} = \frac{\text{Contribution to Total Costs by a Party (including deemed expenditures)}}{\text{Contribution to Total Costs by all parties (including deemed expenditures)}};$$

(vi) upon formation of the Joint Venture any Net Smelter Royalty payments made shall be made by Pelangio and Trade Winds pro rata to their respective participating interests at the time the payment is made;

(vii) in the event that the Operator determines not to propose a project program or fails to do so within 6 months of completion of the previous project program, the non-operator can propose and operate a project program; and

(viii) in the event that Pelangio's participating interest is reduced to a 25% participating interest, its interest shall be converted to a 25% interest carried to an industry standard bankable feasibility study.

5. **Assessment Work**

(a) Both during the Option Period and after formation of the Joint Venture, the Operator will file all standard reports required to maintain all mining claims in good standing forthwith after completion of any work, and supply Pelangio with a copy of all

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geological data, reports or other information obtained during the course of the work program. During the Option Period, Trade Winds shall be responsible to maintain the Detour Lake Block A Property in good standing.

(b) Pelangio shall be entitled on an annual basis to file all work completed, in excess of that required to maintain Block A for a two year period, for assessment credits to maintain its other properties at Detour Lake.

(c) In the event that the Option terminates, Trade Winds shall ensure that the Detour Lake Block A Property is in good standing for a minimum of 12 months from the date of termination of the Option.

6. **Access to:**

(a) Information:

Upon the execution of this Letter of Intent, Pelangio provide to Trade Winds reasonable access to all information, documents, data, drill logs, and drill core in its possession and control with respect to the Detour Lake Block A Property. If the Option terminates, Trade Winds shall return all such material to Pelangio.

(b) Property

Upon the execution of this Letter of Intent, Pelangio will permit Trade Winds all reasonable surface access to the Detour Lake Block A Property, and upon mutually agreed terms, permit underground access via the Detour Lake Mine for exploration purposes from time to time if possible. Trade Winds shall have the right to erect, bring and install all such buildings, machinery equipment and supplies on the Detour Lake Block A Property as it shall reasonably deem necessary and proper, provided it complies with all applicable laws and governmental policies.

7. **Press Release**

All press releases regarding the Detour Lake Block A Property shall be subject to prior approval by Pelangio and Trade Winds.

8. **Governed by the Laws of Ontario**

The Letter of Intent shall be governed by the laws of Ontario.

9. **Condition Precedent:**

This Letter of Intent and the formal Mineral Property Option Agreement following it shall be subject to approval by the board of directors of Pelangio and Trade Winds on or before September 24, 2003, and Final Acceptance of the TSX Venture Exchange on or before October 31, 2003.